

SEC 18010107

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED

NOV 2 9 2018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51785

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2017 _____ AND ENDING September 30, 2018 _____

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: nabSecurities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

245 Park Avenue, 28th Floor

(No. and Street)

New York, New York 10167

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS DeMaio, President   (212) 916-9520

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

                          (Name – *if individual, state last, first, middle name*)

5 Times Square, New York, New York 10036

      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    X Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Thomas DeMaio_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_nabSecurities, LLC_____, as

of _September 30_____, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

The foregoing document was acknowledged before me this _21_ day of _November 2018_

Notary Public

Title

ANITA STEELE
Notary Public, State of New York
No. 01ST6203858
Qualified in Westchester County
Commission Expires April 13, 2021

Notary Public

This report ** contains (check all applicable boxes):

X   (a) Facing Page.
X   (b) Statement of Financial Condition.
    (c) Statement of Income (Loss).
    (d) Statement of Changes in Financial Condition.
    (e) Statement of Changes in Member's Equity.
    (f) Statement of Changes in Subordinated Borrowings.
    (g) Computation of Net Capital.
    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
    (i) Statement Regarding Rule 15c3-3.
    (j) Exemption Report under rule 15c3-3.
    (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
    (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X   (l) An Oath of Affirmation.
    (m) A copy of the SIPC Supplemental Report.
    (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

nabSecurities, LLC
September 30, 2018
with Report of Independent Registered Public Accounting Firm

nabSecurities, LLC

Statement of Financial Condition

Year Ended September 30, 2018

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of nabSecurities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of nabSecurities, LLC (the Company) as of September 30, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

November 21, 2018

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nabSecurities, LLC

Statement of Financial Condition

September 30, 2018

</center>

Assets

Cash and cash equivalents	$ 13,201,500
Due from clearing broker	1,020,129
Due from affiliates	3,341,569
Accounts receivable	2,685,453
Securities owned, at fair value	71,968,095
Total assets	$ 92,216,746

Liabilities and member's equity

Liabilities:

Accounts payable and accrued expenses	$ 916,906
Due to affiliates	5,915,802
Subordinated borrowings	40,000,000
Total Liabilities	$ 46,832,708

Member's equity:

Member's contribution	7,375,000
Retained earnings	38,009,038
Total member's equity	45,384,038
Total liabilities and member's equity	$ 92,216,746

See accompanying notes to statement of financial condition.

nabSecurities, LLC

Notes to Statement of Financial Condition

September 30, 2018

1. Organization

nabSecurities, LLC (the "Company") is a wholly-owned subsidiary of National Australia Bank Limited (the "Parent") based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage and advisory related activities, which generate a significant portion of the Company's revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow, structuring of infrastructure and asset finance loans, and soliciting investment mandates from the U.S. for the Parent's wealth management activities.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "clearing broker").

2. Significant Accounting Policies

Basis of Preparation

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates. Accrual of underwriting commissions at year end is subject to management estimate of, and later adjustment for, final settlement with lead underwriters. Certain metrics used to value the investment portfolio need to be calculated and can contain elements of judgment.

nabSecurities, LLC

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities with original maturities of ninety days or less, except for cash pledged with the clearing broker. The Company deposits cash and cash equivalents with two financial institutions. At September 30, 2018, the Due from clearing broker balance of $1,020,129 in the Statement of Financial Condition is comprised of cash and cash equivalents.

Securities Owned

Securities owned are stated at fair value.

Fair Value of Financial Instruments

The Company is subject to the U.S. accounting rules for *Fair Value Measurement,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Securities owned are carried at fair value on a recurring basis under various accounting literature, principally applicable industry guidance, such as ASC 940, Financial Services – Brokers and Dealers ("ASC 940"), ASC 815, Derivatives and Hedging ("ASC 815") and ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

In determining the fair value, the Company uses various valuation approaches as defined by the U.S. accounting rules under fair value measurement hierarchy which is broken down into three broad levels based on the reliability of inputs as follows:

2. Significant Accounting Policies (continued)

- Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Income Taxes

The Company is a single member limited liability company. It is classified as a disregarded entity for federal income tax purposes. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of its Parent. The Company computes its tax liability as if it was filing a tax return on a modified separate company basis rather than a member of the parent company's consolidated income tax return group. The Company settles such liability with the Parent pursuant to a tax sharing policy. To the extent the Company generates tax benefits from losses, it will be reimbursed by the Parent pursuant to a tax sharing policy at such time as the Parent would have been able to utilize such losses. Differences between the Company's separate company income tax provision/benefit and cash flows with the Parent attributable to income taxes pursuant to the provisions of the tax sharing policy described above would be recognized as capital contributions from or dividends to the Parent.

The Company's income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company recognizes accrued interest and penalties within the related tax liability line, which for the Company is a component of "Due to affiliates", in the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, "Leases", which will come into effect on January 1, 2019. The standard substantially changes how lessees must account for operating lease commitments, requiring an on-balance sheet liability with a corresponding right-of-use asset to be recognized on the balance sheet, compared with the current off-balance sheet treatment of such leases. The Company will adopt ASU 2016-02 on the effective date and is in the process of completing its analysis to assess the impact of the adoption of the new standard.

3. Fair Value of Financial Instruments

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant in its measurement.

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under *Fair Value Measurement:*

- Assets utilizing Level 2 inputs include bonds and RMBS.

  - Bonds are valued utilizing market observable prices for recently executed transactions of the same security.

  - RMBS are valued using trade margin data obtained from observed transactions or independent external parties such as vendors or brokers. The fair value determination may require benchmarking to similar instruments and/or analysis of expected credit losses, default and recovery rates, and weighted average life. The Company may consider security collateral-specific attributes, including payment priority, credit enhancement level, collateral type, delinquency rates and loss severity, when evaluating the fair value of each security. Market standard models may be utilized to model the specific collateral and cash flows of each security. Key inputs to these models are market spreads, forecasted credit losses, default rates, and prepayment speeds which are market observable. The Company uses position specific external price data, when available, to verify its valuations.

Notes to Statement of Financial Condition (continued)

3. Fair Value of Financial Instruments (continued)

The following table presents the fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2018:

	Level 1	Level 2	Level 3	Total
Bonds	–	58,638,603	–	58,638,603
RMBS	–	13,329,492	–	13,329,492
Balance - September 30, 2017	$ -	$ 71,968,095	$ –	$ 71,968,095

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short term nature or generally negligible credit risk. These instruments include cash and cash equivalents, due from clearing broker, due from affiliate, due to affiliate, accounts payable and subordinated borrowings. Cash and cash equivalents and due from clearing broker are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

4. Subordinated Borrowings

The Company has a subordinated loan agreement with the Parent for working capital purposes since August 31, 2012. The amount of the loan is $40,000,000 and the maturity date was amended on June 8, 2018, to extend the maturity to August 30, 2020. Up until June 9, 2018, interest accrued at US Dollar LIBOR plus 0.45% and the facility had a fee of 0.93% per annum. Pricing agreements were amended effective June 9, 2018, and interest now accrues at US Dollar LIBOR plus 0.58% and the facility fee was amended to 0.72%. The loan was approved by FINRA as a satisfactory subordination. As of September 30, 2018, $96,421 and $32,033 of accrued interest and fees, respectively, were recorded.

nabSecurities, LLC

Notes to Statement of Financial Condition (continued)

4. Subordinated Borrowings (continued)

On September 5, 2013, the Company entered into a revolving subordinated credit agreement with the Parent for additional working capital purposes when needed. The amount of the credit line is $25,000,000 and the maturity date was amended on June 8, 2018, to extend the maturity to September 11, 2020. Up until September 11, 2018, interest accrued at US Dollar LIBOR plus 0.55% for advances of 90 days or less and US Dollar LIBOR plus 0.45% for advances of 91 days or greater. In addition, up until September 11, 2018, the facility had a fee of 0.93% per annum and an unused commitment fee of 0.25% per annum. Pricing agreements were amended effective September 11, 2018, and interest now accrues at US Dollar LIBOR plus 0.69% for advances of 90 days or less and US Dollar LIBOR plus 0.58% for advances of 91 days or greater. The facility fee was amended to 0.72% per annum and, effective September 11, 2017, the unused commitment fee is now 0.40% per annum. As of September 30, 2018, $16,792 and $4,514 of accrued facility fees and unused commitment fees, respectively, were recorded. There were no drawdowns of this $25,000,000 facility in fiscal year 2018 and as of September 30, 2018 there were no outstanding advances on this revolving credit agreement. This agreement has been approved by FINRA as a satisfactory subordination agreement.

These borrowings, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

5. Related Party Transactions

The Company's tax liabilities are settled through the New York Branch of the Parent.

Due from affiliates of $3,341,569 as of September 30, 2018 represents a receivable of $577,566 for deferred tax due from the New York Branch of the Parent; and $2,764,003 recharge of direct costs plus 15% markup due from the Parent. Due to affiliates of $5,915,802 as of September 30, 2018, represents a payable of $154,027 for interest and fees due to the Parent, $2,068,845 for taxes due to the New York Branch of the Parent, $3,692,930 for operating expenses paid on behalf of the Company by the New York Branch of the Parent. Due to affiliates – money market line of $0 represents a draw down on a money market line of credit with the London Branch of the Parent. The subordinated loan facility of $40,000,000 was fully drawn and the revolving subordinated loan facility of $25,000,000 was undrawn at September 30, 2018. *See Note 4, Subordinated Borrowings.*

nabSecurities, LLC

Notes to Statement of Financial Condition (continued)

6. Income Taxes

The results of the Company's operations are included in the Federal, state and local income tax returns of the Parent that settles its income tax liabilities with respective taxing authorities.

Deferred tax assets of $577,566 (which will be settled with the Parent and included in "Due from affiliates" in the statement of financial condition) at September 30, 2018 consist of the tax effected temporary differences for the following: share based compensation, bonus accruals not currently deductible for tax purposes, and unrealized gains on securities. The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2018, as management believes that it is more likely than not that the Company will generate sufficient taxable income to utilize the existing benefit of the deferred tax asset under its current methodology.

On December 22, 2017, the President signed Public Law Number 115-97, commonly referred as the Tax Cuts and Jobs Act of 2017 (the "Act"). The Act enacted comprehensive U.S. tax legislation, making broad and complex changes to the U.S. tax code, including, but not limited to: (1) a reduction in the U.S. federal corporate tax rate from a maximum rate of 35% to a flat rate of 21%; (2) eliminating the corporate alternative minimum tax (commonly referred to as "AMT"); (3) creating the base erosion anti-abuse tax (the "BEAT"), a new minimum tax on certain foreign related party payments; (4) full expensing of certain capital expenditures in the first year of acquisition; and (5) creating new limitations on the deductibility of certain items, such as interest expense, meals and entertainment, Federal Deposit Insurance Corporation ("FDIC") premium payments, and officer compensation. Most of the provisions in the Act go into effect for tax years beginning after January 1, 2018. However, the Company will have a blended tax rate of 24.53% for the tax year ending September 30, 2018, given that the new 21% tax rate comes into effect on January 1, 2018, without regard to a taxpayer's year end as per the tax law. For subsequent years, the tax rate will drop to 21%.

While most of these provisions come into effect on January 1, 2018, deferred tax assets and deferred tax liabilities that existed as of the enactment date are expected to reverse after the effective date (January 1, 2018) of the Act's provisions. Therefore, these deferred tax assets and deferred tax liabilities have been adjusted using the new statutory tax rate of 21% resulting in a provisional decrease in the Company's deferred tax asset at December 22, 2017, in the amount of $204,397. Other changes made by the Tax Act may impact the Company's tax provision in future years.

The Company's effective tax rate was 33.5% for the year ended September 30, 2018. The Company's effective tax rate has differed from the U.S. federal statutory rate of 24.53% principally due to effect of the Act's tax rate change on the deferred tax assets and deferred tax liabilities and state and local income taxes. The Company's tax years open for federal and New

nabSecurities, LLC

Notes to Statement of Financial Condition (continued)

6. Income Taxes (continued)

York State examinations are the years ended September 30, 2015 through the current year. The Company's tax years open for New York City examinations are September 30, 2012 through the current year.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely-than-not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

As of and during the year ended September 30, 2018, the Company did not have any liabilities or penalties related to uncertain tax positions. The Company does not expect its unrecognized tax benefit balance to change significantly within the next twelve months.

7. Commitments and contingencies

The Company applies the provisions of U.S. accounting rules, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications is estimated to be nil.

nabSecurities, LLC

Notes to Statement of Financial Condition (continued)

7. Commitments and Contingencies (continued)

The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications. The Company has placed a $1,020,129 deposit with such clearing broker ("Due from clearing broker" on the Statement of Financial Condition). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

From time to time, the Company becomes involved in litigation arising in the normal course of business. At September 30, 2018, management is not aware of any pending or threatened litigation that is expected to have a material adverse effect on the Company's financial condition.

8. Risks

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other marketwide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. The Company manages credit risk by monitoring net exposure to individual underwriting,

11

nabSecurities, LLC

Notes to Statement of Financial Condition (continued)

8. Risks (continued)

trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described.

Off-Balance Sheet Risk

As of September 30, 2018, the Company does not own financial instruments with off-balance sheet risk such as securities sold but not yet owned or derivative financial instruments.

9. Net Capital Requirements

As a registered broker-dealer and a member of FINRA the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $250,000, whichever is greater. As of September 30, 2018, the Company had net capital of $76,458,441 which exceeded the regulatory requirement by $76,002,927.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2018, the Company was in compliance with all such requirements.

10. Subsequent Events

Subsequent events have been evaluated through November 21, 2018, which is the date the Statement of Financial Condition was available to be issued.